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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZORAN CORPORATION
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

98975F101
(CUSIP Number of Class of Securities (Underlying Common Stock)

Levy Gerzberg, Ph.D.
President and Chief Executive Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086
(408) 523-6500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
 Dennis C. Sullivan, Esq.
William H. Hoffman, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$17,072,512.63	$1,826.76

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,739,773 shares of common stock of Zoran Corporation that have an aggregate value of $17,072,512.63 as of December 29, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 6, 2006 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)   Name and Address.    The name of the issuer is Zoran Corporation, a Delaware corporation ("Zoran" or the "Company"). Zoran's principal executive office is located at 1390 Kifer Road, Sunnyvale, California 94086, and its telephone number is (408) 523-6500. The information in the Offer to Exchange under Section 10 ("Information Concerning Zoran Corporation") is incorporated herein by reference.

        (b)   Securities.    This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Zoran to eligible option holders to exchange certain outstanding eligible options to purchase shares of Zoran common stock, par value $0.001 per share ("Common Stock"), that were originally granted under Zoran's 1993 Stock Option Plan (the "1993 Plan"), Zoran's 2000 Nonstatutory Stock Option Plan (the "2000 Plan") or the Oak Technology, Inc. 1994 Stock Option Plan (the "Oak Plan"), for restricted shares of Common Stock or restricted stock units to be settled upon vesting in shares of Common Stock (such restricted shares and restricted stock units being referred to collectively herein as "Restricted Stock Rights") that will be granted under Zoran's 2005 Equity Incentive Plan (the "2005 Plan") upon the terms and subject to the conditions set forth in the Offer to Exchange. As of December 29, 2005, options to purchase approximately 1,739,773 shares of Zoran common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet" and in Part III, Section 1 ("Eligibility"), Section 2 ("Number of Restricted Stock Rights; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Rights") and Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Rights") is incorporated herein by reference.

        (c)   Trading and Market Price.    The information set forth in the Offer to Exchange under Part III, Section 8 ("Price Range of Our Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)   Name and Address.    The filing person is the subject company, Zoran Corporation. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix B to the Offer to Exchange ("Information about the Directors and Executive Officers of Zoran Corporation") is incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)   Material Terms.    The information set forth in the Offer to Exchange under "Summary Term Sheet" and in Part III, Section 1 ("Eligibility"), Section 2 ("Number of Restricted Stock Rights; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Rights"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Rights"), Section 12 ("Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Considerations Specific to Eligible Employees Outside the United States") and Section 16 ("Extension of Offer; Termination; Amendment"), is incorporated herein by reference.

        (b)   Purchases.    Members of Zoran's Board of Directors and its executive officers listed in Appendix B to the Offer to Exchange are not eligible to participate in the Offer. The information in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)   Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The 1993 Plan filed as Exhibit (d)(1) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(2), the Executive Retention and Severance Plan, as amended, filed as Exhibit (d)(3), the 2000 Plan filed as Exhibit (d)(4) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(5), the Oak Plan filed as Exhibit (d)(6) and Form of Stock Option Agreement pursuant to such plan filed as Exhibit (d)(7), the 2005 Plan filed as Exhibit (d)(8), the Form of Stock Option Agreement (United States) pursuant to such plan filed as Exhibit (d)(9), the Form of Stock Option Agreement (International) pursuant to such plan filed as Exhibit (d)(10), the Form of Restricted Stock Units Agreement (U.S. Participants) pursuant to such plan filed as Exhibit (d)(11), the Form of Restricted Stock Agreement (U.S. Participants) pursuant to such plan filed as Exhibit (a)(1)(F), the Form of Restricted Stock Units Agreement (Non-U.S. Participants) pursuant to such plan filed as Exhibit (a)(1)(G) and the Form of Restricted Stock Units Agreement (Participants Resident in Israel) pursuant to such plan filed as Exhibit (a)(1)(H) are incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)   Purposes.    The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 ("Purpose of the Offer") is incorporated herein by reference.

        (b)   Use of Securities Acquired.    The information set forth in the Offer to Exchange under Part III, Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Rights") and Section 12 ("Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c)   Plans.    The information set forth in the Offer to Exchange under Part III, Section 10 ("Information Concerning Zoran Corporation") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   Source of Funds.    The information set forth in the Offer to Exchange under Part III, Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock Rights") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

        (b)   Conditions.    The information set forth in the Offer to Exchange under Part III, Section 7 ("Conditions of the Offer") is incorporated herein by reference.

        (d)   Borrowed Funds.    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)   Securities Ownership.    The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Appendix B ("Information About the Directors and Executive Officers of Zoran Corporation") is incorporated herein by reference.

        (b)   Securities Transactions.    The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   Solicitations or Recommendations.    Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a)   Financial Information.    The information set forth in the Offer to Exchange under Part III, Section 10 ("Information Concerning Zoran Corporation") and Section 18 ("Additional Information"), in Item 8 of Zoran's Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005, and in Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and such Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

        (b)   Pro Forma Information.    Not applicable.

        (c)   Summary Information.    The information set forth in the Offer to Exchange under Part III, Section 10 ("Information Concerning Zoran Corporation") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Part III, Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)   Other Material Information.    Not applicable.

ITEM 12. EXHIBITS

(a)(l)(A)	Offer to Exchange, dated January 6, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated January 6, 2006, regarding "Announcement of Option Exchange Offer."
(a)(1)(E)	Form of Individual Statement of Options.
(a)(1)(F)	Form of Restricted Stock Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(a)(1)(G)	Form of Restricted Stock Units Agreement (Non-U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(a)(1)(H)
Form of Restricted Stock Units Agreement (Participants Resident in Israel) under Zoran Corporation 2005 Equity Incentive Plan, including as an exhibit thereto a form of trust agreement between Zoran Microelectronics Ltd. and S. Friedman & Co. (trust) 1997 Ltd., trustee.
(a)(1)(I)	PowerPoint Presentation Regarding Offer to Exchange.
(a)(1)(J)	Summary Description of Zoran's Option Exchange Program
(a)(1)(K)	Form of Option Exchange Modeling Tool
(a)(1)(L)	Form of E-mail Confirmation of Receipt of Letter of Transmittal/Notice of Withdrawal.

(a)(1)(M)	Form of E-mail Reminder of Expiration of Option Exchange Offer.
(a)(1)(N)	Form of E-mail Confirmation of Participation in Option Exchange Offer.
(a)(1)(O)	Form of Tax Withholding Election—Restricted Stock
(a)(1)(P)	Form of Tax Withholding Election—Restricted Stock Units
(a)(1)(Q)	Form of Employee Election of Taxation Track (Israel)
(a)(1)(R)
Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005 and amended by Form 10-K/A filed with the Securities and Exchange Commission on May 2, 2005, both of which are incorporated herein by reference.
(a)(1)(S)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 and incorporated herein by reference.
(a)(1)(T)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.
(a)(1)(U)
Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005 and incorporated herein by reference.
(a)(1)(V)	Form of E-Mail Notice of Filing of Form 8-K Attaching Press Release Announcing Financial Results for Quarter Ending December 31, 2005.
(b)	Not applicable.
(d)(1)
Zoran Corporation 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Zoran Corporation Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002).
(d)(2)	Form of Stock Option Agreement under Zoran Corporation 1993 Stock Option Plan, as amended.
(d)(3)
Executive Retention and Severance Plan, as amended (incorporated by reference to Exhibit 99.1 to Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2005).
(d)(4)
Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 10.39 to Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002).
(d)(5)	Form of Stock Option Agreement under Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended.
(d)(6)
Oak Technology, Inc. 1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission by Oak Technology, Inc. on April 14, 2003).
(d)(7)	Form of Stock Option Agreement under Oak Technology, Inc. 1994 Stock Option Plan, as amended.

(d)(8)	Zoran Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form 8-K filed with the Securities and Exchange Commission on August 3, 2005).
(d)(9)	Form of Stock Option Agreement (United States) under Zoran Corporation 2005 Equity Incentive Plan.
(d)(10)	Form of Stock Option Agreement (International) under Zoran Corporation 2005 Equity Incentive Plan.
(d)(11)	Form of Restricted Stock Units Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZORAN CORPORATION
By /s/ KARL SCHNEIDER Karl Schneider Senior Vice President and Chief Financial Officer

Dated: January 6, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated January 6, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated January 6, 2006, regarding "Announcement of Option Exchange Offer."
(a)(1)(E)	Form of Individual Statement of Options.
(a)(1)(F)	Form of Restricted Stock Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(a)(1)(G)	Form of Restricted Stock Units Agreement (Non-U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(a)(1)(H)
Form of Restricted Stock Units Agreement (Participants Resident in Israel) under Zoran Corporation 2005 Equity Incentive Plan, including as an exhibit thereto a form of trust agreement between Zoran Microelectronics Ltd. and S. Friedman & Co. (trust) 1997 Ltd., trustee.
(a)(1)(I)	PowerPoint Presentation Regarding Offer to Exchange.
(a)(1)(J)	Summary Description of Zoran's Option Exchange Program
(a)(1)(K)	Form of Option Exchange Modeling Tool
(a)(1)(L)	Form of E-mail Confirmation of Receipt of Letter of Transmittal/Notice of Withdrawal.
(a)(1)(M)	Form of E-mail Reminder of Expiration of Option Exchange Offer.
(a)(1)(N)	Form of E-mail Confirmation of Participation in Option Exchange Offer.
(a)(1)(O)	Form of Tax Withholding Election—Restricted Stock
(a)(1)(P)	Form of Tax Withholding Election—Restricted Stock Units
(a)(1)(Q)	Form of Employee Election of Taxation Track (Israel)
(a)(1)(R)
Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005 and amended by Form 10-K/A filed with the Securities and Exchange Commission on May 2, 2005, both of which are incorporated herein by reference.
(a)(1)(S)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 and incorporated herein by reference.
(a)(1)(T)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.

(a)(1)(U)
Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005 and incorporated herein by reference.
(a)(1)(V)	Form of E-Mail Notice of Filing of Form 8-K Attaching Press Release Announcing Financial Results for Quarter Ending December 31, 2005.
(b)	Not applicable.
(d)(1)
Zoran Corporation 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Zoran Corporation Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002).
(d)(2)	Form of Stock Option Agreement under Zoran Corporation 1993 Stock Option Plan, as amended.
(d)(3)
Executive Retention and Severance Plan, as amended (incorporated by reference to Exhibit 99.1 to Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2005).
(d)(4)
Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 10.39 to Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002).
(d)(5)	Form of Stock Option Agreement under Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended.
(d)(6)
Oak Technology, Inc. 1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission by Oak Technology, Inc. on April 14, 2003).
(d)(7)	Form of Stock Option Agreement under Oak Technology, Inc. 1994 Stock Option Plan, as amended.
(d)(8)	Zoran Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form 8-K filed with the Securities and Exchange Commission on August 3, 2005).
(d)(9)	Form of Stock Option Agreement (United States) under Zoran Corporation 2005 Equity Incentive Plan.
(d)(10)	Form of Stock Option Agreement (International) under Zoran Corporation 2005 Equity Incentive Plan.
(d)(11)	Form of Restricted Stock Units Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX